FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          FEBRUARY 2006

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1           Notice of Annual General Meeting dated February 21, 2006
Document 2           Information Circular dated February 21, 2006
Document 3           Exhibit 1 to Information Circular dated February 21, 2006 -
                        Audited Financial
                     Statements for the Year Ended October 31, 2005
Document 4           Exhibit 2 to Information Circular dated February 21, 2006 -
                        Management Discussion & Analysis for the Year Ended October 31, 2005
Document 5           Exhibit 3 to Information Circular dated February 21, 2006 -
                        Audit Committee Charter
Document 6           Form of Proxy
Document 7           Supplemental Return Card
Document 8           Voting Instruction Form

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
 -------------------------------------------------------------------------------

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the "Meeting") of the shareholders of AMADOR GOLD CORP. (the "Company") will be held at 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on Wednesday, MARCH 22, 2006 at the hour of 2:00 o'clock in the afternoon (VANCOUVER TIME) for the following purposes:

1. To receive the audited financial statements of the Company for the year ended October 31, 2005 and the auditors' report thereon.

2. To re-appoint the Company's auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

3. To elect directors of the Company for the ensuing year or until their successors have been duly elected or appointed.

4. To consider and, if thought advisable, pass an ordinary resolution that approves the Company's 2006 Stock Option Plan.

5. To consider and, if thought advisable, pass an ordinary resolution of disinterested shareholders, that approves the downward re-pricing of stock options to certain insiders of the Company.

6. To transact such other business that may properly come before the meeting or any adjournment thereof.

Accompanying this Notice are the audited financial statements of the Company for the year ended October 31, 2005 and the auditors' report thereon and an Information Circular, Form of Proxy and Annual Return Card.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his or her place. Shareholders who are unable to attend the Meeting are requested to date, complete and sign the enclosed Form of Proxy and return it in the addressed envelope provided for that purpose. To be effective, proxies must be received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays). The Company's management is soliciting the enclosed Form of Proxy but, as set out in the Notes, you may amend the Form of Proxy if you wish by striking out the names listed and inserting, in the space provided, the name of the person you want to represent you at the meeting.

DATED on February 21, 2006 at Vancouver, British Columbia.


ON BEHALF OF THE BOARD

                               /S/ RICHARD W. HUGHES
                               -----------------------------------
                               Richard W. Hughes,
                               President & Chief Executive Officer

                                                                      DOCUMENT 2


                                AMADOR GOLD CORP.
                          711-675 West Hastings Street
                           Vancouver, British Columbia
                                     V6B 1N2

                              INFORMATION CIRCULAR
                              --------------------
         (as at and dated February 21, 2006 unless otherwise indicated)


                       MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF AMADOR GOLD CORP. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD IN THE BOARDROOM AT:

                       SUITE 711-675 WEST HASTINGS STREET
                      VANCOUVER, BRITISH COLUMBIA, V6B 1N2

ON WEDNESDAY, MARCH 22, 2006 AT THE HOUR OF 2:00 O'CLOCK IN THE AFTERNOON (VANCOUVER TIME) FOR THE PURPOSES SET FORTH IN THE NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "NOTICE") ACCOMPANYING THE CIRCULAR.

The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by directors, officers and regular employees of the Company. The cost of solicitation of proxies will be borne by the Company.


                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are officers of the Company. A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS NAMED AS THE PROXY OF THE SHAREHOLDER AND MAY EXERCISE THIS RIGHT EITHER BY INSERTING THAT PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. To be effective, Proxies must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting.

Proxies given by registered shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered shareholder, or by the registered shareholder's attorney duly authorized in writing, at the registered office of the Company, 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

                        VOTING AND DISCRETION OF PROXIES

The common shares of the Company represented by the Proxies solicited by management of the Company pursuant to this Circular will be voted or withheld from voting in accordance with the directions contained therein. IF NO DIRECTIONS ARE GIVEN, THE COMMON SHARES WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S NOMINEES AS DIRECTORS OF THE COMPANY, AND FOR THE APPOINTMENT OF MANAGEMENT'S NOMINEE AS AUDITORS OF THE COMPANY AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. THE PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED THEREIN IN RESPECT OF AMENDMENTS OR VARIATIONS TO THE MATTERS REFERRED TO IN THE NOTICE AND IN RESPECT OF OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT THEREOF.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.


                             NON-REGISTERED HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MOST SHAREHOLDERS OF THE COMPANY ARE "NON-REGISTERED" SHAREHOLDERS BECAUSE THE SHARES THEY OWN ARE NOT REGISTERED IN THEIR NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE SHARES. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice, this Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his or her nominee the right to attend and vote at the Meeting.

PLEASE RETURN YOUR VOTING INSTRUCTIONS AS SPECIFIED IN THE VIF. NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS SET OUT IN THE VIF, INCLUDING THOSE REGARDING WHEN AND WHERE THE VIF IS TO BE DELIVERED.


                                  VOTING SHARES

The record date for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as FEBRUARY 15, 2006. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the directors and executive officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at the date of this Circular, 45,442,915 common shares are issued and outstanding.

Each common share of the Company carries the right to one vote, and all common shares may be voted at the Meeting.


                              ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the six (6) nominees listed herein.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

--------------------------------- ---------------------------------------------------- --------------------- ------------------
                                                                                                             NUMBER OF COMMON
                                                                                                                  SHARES
NAME, COUNTRY OF RESIDENCE AND        PRINCIPAL OCCUPATION AND, IF NOT AT PRESENT       PERIOD FROM WHICH      BENEFICIALLY
PRESENT POSITION WITH COMPANY(1)        AN ELECTED DIRECTOR, OCCUPATION DURING           NOMINEE HAS BEEN        OWNED 2)
                                                  THE PAST FIVE YEARS                        DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------
RICHARD HUGHES                    Controls  Hastings   Management  Corp.,  a  private   December 19, 2002        4,265,000
British Columbia, Canada          company  providing  management  services  to public
PRESIDENT, CHIEF EXECUTIVE        companies   since  1989,  and  is  a  director  and
OFFICER & DIRECTOR                officer  of   various   mining,   exploration   and
                                  development companies
--------------------------------- ---------------------------------------------------- --------------------- ------------------
ALAN CAMPBELL  (3)                Independent  business   consultant;   director  and      May 11, 2005            250,000
British Columbia, Canada          officer of other mining and exploration companies
CHIEF FINANCIAL OFFICER &
DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------
LYNN W. EVOY (3)                  Retired Captain,  Canadian Airlines  International;     August 1, 2000           569,429
British Columbia, Canada          served as  president,  director and  secretary  for
DIRECTOR                          numerous   companies   trading  on  various   stock
                                  exchanges, since 1980
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JOHN KEATING                      November  2004  -  present,   President  and  Chief      May 11, 2005            100,000
Ontario, Canada                   Executive   Officer  of  Golden  Chalice  Resources
VICE-PRESIDENT, EXPLORATIONS &    Inc.;  January 2000 - September 2004,  President of
DIRECTOR                          Black Bull Resources
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JAMES M. MCDONALD (3)             President of Genco  Resources  Ltd.  since December      May 11, 2005            100,000
Alberta, Canada                   2003; December 2002 to February 2003,  President of
VICE-PRESIDENT, EXPLORATIONS &    National  Gold   Corporation;   and  1997  -  2001,
DIRECTOR                          President of Black Bull Resources
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JOSEPH MONTGOMERY                 Consulting Geologist                                  September 19, 2005          50,000
British Columbia, Canada
DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------

Notes:


(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned directly or indirectly or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)    Member of the audit committee.

The Company does not have an Executive Committee of its Board of Directors.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed herein, no proposed director:

         (a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director of executive officer of any company (including the Company) that, while that person was acting in that capacity:

                  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

                  (ii) was subject to an event that resulted, after the director ceased to be a director or executive officer in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

                  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

         (b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.


Richard Hughes, the President of the Issuer, was a director of Daren Industries Ltd. from November 1998 to May 2002. Joseph Montgomery, a director of the Issuer, was a director of Daren Industries Ltd. from June 1993 to present. On May 1, 2002, Daren Industries Ltd. was placed into receivership, with a receiver-manager having been appointed pursuant to the terms of loan, supply and security agreements dated July 19, 2000 and a general security agreement dated July 25, 2000. Alan D. Campbell made an assignment in bankruptcy on June 6, 2000 and was discharged on March 7, 2001.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers:

------------------------ -------------------------------------------------------
Name of Director         Reporting Issuer
------------------------ -------------------------------------------------------

Richard Hughes           Abitibi Mining Corp., Alamos Gold Inc., Amador Gold
                         Corp., Genco Resources Ltd., Golden Chalice Resources
                         Inc., Golden Goliath Resources Ltd., Gryphon Gold
                         Corporation, Kalahari Resources Inc., Klondike Gold
                         Corp., Klondike Silver Corp., Kootenay Gold Inc.,
                         Neodym Technologies Inc., Radiant Resources Inc.,
                         Fortune River Resources Corp. and Yale Resources Ltd.
------------------------ -------------------------------------------------------

Alan Campbell            Golden Chalice Resources Inc,  Kalahari Resources Inc.
                         and Klondike Silver Corp.
------------------------ -------------------------------------------------------

John Keating             Golden Chalice Resources Inc, and Klondike Silver Corp.
------------------------ -------------------------------------------------------

James M. McDonald        Alamos Gold Inc., Genco Resources Ltd., Golden Chalice
                         Resources Inc. and Kootenay Gold Inc.
------------------------ -------------------------------------------------------

Joseph Montgomery        Abitibi  Mining Corp., Comcorp  Ventures  Inc., Golden
                         Chalice Resources  Inc, Klondike Gold Corp. and Sedex
                         Mining Corp.
------------------------ -------------------------------------------------------

               APPOINTMENT OF AUDITOR AND REMUNERATION OF AUDITOR

Management of the Company proposes to nominate MORGAN & COMPANY, Chartered Accountants, Vancouver, British Columbia as auditor of the Company to hold office until the next Annual General Meeting of Shareholders, at a remuneration to be fixed by the directors.

Morgan & Company, Chartered Accountants, has acted as the Company's auditor since May 11, 2005.


                             EXECUTIVE COMPENSATION

INTERPRETATION

The following definitions are set out in Form 51-102F6 of the National Instrument 51-102 of the Canadian Securities Administrators:

         "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

         "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year; and

         "Named Executive Officers" or "NEOs" means the following individuals:

         (a)      each CEO;

         (b)      each CFO;

         (c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

         (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

SUMMARY COMPENSATION TABLE

At the end of the Company's most recently completed financial year, there were two Named Executive Officers of the Company: Richard W. Hughes, President and Chief Executive Officer and Alan Campbell, Chief Financial Officer.

The compensation for the Named Executive Officers for the Company's three most recently completed financial years is as set out below:

                                                                                  LONG-TERM COMPENSATION
                                                                         ----------------------------------------
                                              ANNUAL COMPENSATION                  AWARDS              PAYOUTS
                                       --------------------------------- ---------------------------- -----------
                                                                          SECURITIES     RESTRICTED
                                                               OTHER         UNDER       SHARES OR
                                                              ANNUAL       OPTIONS/      RESTRICTED
                                                              COMPEN-        SARS          SHARE         LTIP      ALL OTHER
         NAME AND                       SALARY     BONUS      SATION      GRANTED (2)      UNITS       PAYOUTS    COMPENSATION
    PRINCIPAL POSITION         YEAR       ($)       ($)         ($)           (#)           ($)          ($)          ($)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- ------------
Richard W. Hughes  (1)       2005       $25,000     Nil         Nil       217,000/Nil       Nil          Nil          Nil
(PRESIDENT AND CHIEF
EXECUTIVE OFFICER)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- ------------
Alan Campbell (3)            2005         Nil       Nil       $12,500     250,000/Nil       Nil          Nil          Nil
(CHIEF FINANCIAL OFFICER)
---------------------------- --------- ---------- --------- ------------ -------------- ------------- ----------- ------------

Notes:

(1) Richard W. Hughes was appointed as President and Chief Executive Officer of the Company on May 11, 2005;
(2) Figures represent options granted during a particular year. See "Aggregate Option" table for the aggregate number of options outstanding at year end. SARs refers to Stock Appreciation Rights;
(3) Alan Campbell was appointed Chief Financial Officer of the Company on May 11, 2005.

LONG-TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

OPTIONS AND STOCK APPRECIATION RIGHTS (SARS)

STOCK OPTIONS

The Company has a formal Stock Option Plan, previously approved by the shareholders of the Company. During the fiscal year ended October 31, 2005, the following stock options were granted to the Named Executive Officers:


----------------------- ----------------- ---------------------- ---------------- ------------------ ------------------
                                                                                    MARKET VALUE
                           SECURITIES                                               OF SECURITIES
                             UNDER         % OF TOTAL OPTIONS/                       UNDERLYING
                         OPTIONS/SARS        SARS GRANTED TO       EXERCISE OR     OPTIONS ON THE
                            GRANTED         ALL EMPLOYEES IN       BASE PRICE       DATE OF GRANT        EXPIRATION
         NAME                (#)(1)         THE FINANCIAL YEAR    ($/SECURITY)      ($/SECURITY)            DATE
----------------------- ----------------- ---------------------- ---------------- ------------------ ------------------
Alan Campbell               250,000               16.5%               $0.10             $0.08          July 28, 2010
(CHIEF FINANCIAL
OFFICER)
----------------------- ----------------- ---------------------- ---------------- ------------------ ------------------

Note:

(1)      These options are for a term of five years.

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2005 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis:

=========================================================================================
                                                                             VALUE OF
                                                                           UNEXERCISED
                                                          UNEXERCISED      IN-THE-MONEY
                                                          OPTIONS/SARS     OPTIONS/SARS
                                                         AT OCTOBER 31,    AT OCTOBER 31,
                          SECURITIES      AGGREGATE           2005            2005 (1)
                         ACQUIRED ON        VALUE         EXERCISABLE/     EXERCISABLE/
                           EXERCISE        REALIZED      UNEXERCISABLE     NEXERCISABLE
     NAME                    (#)             ($)               #                $
---------------------- ---------------- -------------- ----------------- ----------------
Richard Hughes               Nil             N/A        217,000/Nil (2)      Nil/Nil
---------------------- ---------------- -------------- ----------------- ----------------
Alan Campbell                Nil             N/A        250,000/Nil (3)      Nil/Nil
=========================================================================================

(1) Value using the closing price of common shares of the Company on the TSX Venture Exchange on October 31, 2005 of $0.10, less the exercise price of the stock options.
(2) Incentive stock options for an aggregate of 217,000 common shares, of which (i) 85,000 were granted on December 19, 2002 exercisable on or before December 18, 2007 at an exercise price of $0.20 per share; (ii) 62,000 were granted on March 3, 2003 exercisable on or before March 2, 2008 at an exercise price of $0.20 share; and (iii) 70,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share.
(3) Incentive stock options were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share.

Refer to "Particulars of Matters to be Acted Upon" for disinterested approval of the downward re-pricing of certain options.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Company and the Named Executive Officers, except as referred to under the heading "Management Contracts" below.

The Company has no plans or arrangements in respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year for their services in their capacity as directors, other than as set forth. Compensation paid to Richard Hughes and Alan Campbell for the year ended October 31, 2005 is set out above under the heading "Compensation of Named Executive Officers". The following table sets forth compensation awarded or paid to, or earned by, the other directors of the Company in all capacities for services provided to the Company during the year ended October 31, 2005:

-------------------------- ------------------- ------------------------ ------------------- ------------------------
                                               NUMBER OF SHARES UNDER                             EXPIRATION
    NAME OF DIRECTOR       COMPENSATION PAID          OPTION(1)           EXERCISE PRICE            DATE(S)
-------------------------- ------------------- ------------------------ ------------------- ------------------------
      Lynn W. Evoy              $5,000                 287,000                $0.20           85,000 - Oct. 8/07
                                                                                              62,000 - Mar. 2/08
                                                                                              140,000 - Jan. 5/09
-------------------------- ------------------- ------------------------ ------------------- ------------------------
      John Keating             $15,000                 325,000                $0.10               July 28/10
-------------------------- ------------------- ------------------------ ------------------- ------------------------
     James McDonald             $5,000                 200,000                $0.10               July 28/10
-------------------------- ------------------- ------------------------ ------------------- ------------------------

Notes:

(1)      These options are for a term of five years.

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2005 by the other directors of the Company and the financial year-end value of unexercised options on an aggregate basis:


=========================================================================================
                                                                             VALUE OF
                                                                           UNEXERCISED
                                                          UNEXERCISED      IN-THE-MONEY
                                                          OPTIONS/SARS     OPTIONS/SARS
                                                         AT OCTOBER 31,    AT OCTOBER 31,
                          SECURITIES      AGGREGATE           2005            2005 (1)
                         ACQUIRED ON        VALUE         EXERCISABLE/     EXERCISABLE/
                           EXERCISE        REALIZED      UNEXERCISABLE     NEXERCISABLE
     NAME                    (#)             ($)               #                $
---------------------- ---------------- -------------- ----------------- --------------
Lynn W. Evoy                  Nil            N/A         217,000/Nil (2)      Nil/Nil
---------------------- ---------------- -------------- ----------------- --------------
Alan Campbell                 Nil            N/A         350,000/Nil (3)      Nil/Nil
---------------------- ---------------- -------------- ----------------- --------------
John Keating                  Nil            N/A         325,000/Nil (3)      Nil/Nil
---------------------- ---------------- -------------- ----------------- --------------
James McDonald                Nil            N/A         200,000/Nil (3)      Nil/Nil
=========================================================================================

(1) Value using the closing price of common shares of the Company on the TSX Venture Exchange on October 31, 2005 of $0.10, less the exercise price of the stock options.
(2) Incentive stock options for an aggregate of 217,000 common shares, of which (i) 85,000 were granted on October 9, 2002, exercisable on or before October 8, 2007 at an exercise price of $0.10 per share; (ii) 62,000 were granted on March 3, 2003 exercisable on or before March 2, 2008 at an exercise price of $0.20 share; and (iii) 70,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share.
(3) Incentive stock options were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share.

Refer to "Particulars of Matters to be Acted Upon" for disinterested approval of the downward re-pricing of certain options.

MANAGEMENT CONTRACTS

HASTINGS MANAGEMENT CORP.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $100,000 for the year ending October 31, 2005, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC entered into an administrative services agreement on June 1, 2005 whereby HMC received $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

BULLOCK CONSULTING LTD.

The Company had a management agreement dated January 1, 2004 with Bullock Consulting Ltd. ("BCL"), a company 100% owned by Rupert L. Bullock, the President and CFO of the Company, which obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. BCL received a total of $12,000 for the fiscal year ended October 31, 2005. Mr. Bullock did not stand for re-election at the Company's shareholders' annual and special general meeting held on May 11, 2005. BCL's agreement was terminated at that time.


                      EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

-------------------------------- ------------------------- -------------------------------- --------------------------
                                                                                              NUMBER OF SECURITIES
                                                                                             REMAINING AVAILABLE FOR
                                                                                              FUTURE ISSUANCE UNDER
                                 NUMBER OF SECURITIES TO                                       EQUITY COMPENSATION
                                 BE ISSUED UPON EXERCISE      WEIGHTED-AVERAGE EXERCISE         PLANS (EXCLUDING
                                  OF OUTSTANDING OPTIONS    PRICE OF OUTSTANDING OPTIONS     SECURITIES REFLECTED IN
                                                                                                   COLUMN (a))
PLAN CATEGORY                              (a)                           (b)                           (c)
-------------------------------- ------------------------- -------------------------------- --------------------------
Equity compensation plans             2,578,000 (1)                  $0.13/share                  1,363,791 (1)
approved by the securityholders
-------------------------------- ------------------------- -------------------------------- --------------------------
Equity compensation plans not              N/A                           N/A                           N/A
approved by the securityholders
-------------------------------- ------------------------- -------------------------------- --------------------------

Total                                   2,578,000                        N/A                        1,363,791
-------------------------------- ------------------------- -------------------------------- --------------------------

Note:

(1)      As at October 31, 2005

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as disclosed herein, none of the current or former directors, executive officers, employees of the Company or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Company since the beginning of the financial year of the Company ended October 31, 2005.

--------------------------------------------------------------------------------
 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE
                             AND (2) OTHER PROGRAMS
--------------------------------------------------------------------------------

                                                                            FINANCIALLY
                                                                              ASSISTED
                                       LARGEST AMOUNT                        SECURITIES                          AMOUNT
                                         OUTSTANDING                         PURCHASES                          FORGIVEN
                                       DURING THE MOST       AMOUNT       DURING THE MOST                      DURING THE
                     INVOLVEMENT OF       RECENTLY       OUTSTANDING AS       RECENTLY                       MOST RECENTLY
NAME AND PRINCIPAL     COMPANY OR         COMPLETED        OF THE DATE       COMPLETED       SECURITY FOR      COMPLETED
     POSITION          SUBSIDIARY      FINANCIAL YEAR        HEREOF        FINANCIAL YEAR    INDEBTEDNESS    FINANCIAL YEAR
                                             ($)               ($)              (#)                               ($)
-------------------- ---------------- ------------------ ---------------- ----------------- ---------------- --------------
Richard Hughes       Company is the      $54,500 (1)           Nil         545,000 units         None             Nil
(CHIEF EXECUTIVE         lender
OFFICER)
-------------------- ---------------- ------------------ ---------------- ----------------- ---------------- --------------
Joseph Montgomery    Company is the      $5,000 (1)            Nil          50,000 units         None             Nil
(DIRECTOR)               lender
-------------------- ---------------- ------------------ ---------------- ----------------- ---------------- --------------

The indebtedness was incurred in connection with a private placement which closed on October 9, 2005 whereby shares were to be exchanged for the private placement funds. Funds were received subsequent to the year end. The receivable did not bear interest and was not secured.

(1) Of this amount, a total of $50,000 represents the participation by Richard W. Hughes Family Trust, in the amount of 500,000 units at $0.10 per unit, a total of $4,500 represents the participation by Hastings Management Corp., a private company wholly-owned by Richard W. Hughes, in the amount of 45,000 units at $0.10 per unit and a total of $5,000 represents the participation by Joseph Montgomery, in the amount of 50,000 units at $0.10 per unit.


              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transactions or any proposed transactions which has materially affected or would materially affect the Company.

DEBT SETTLEMENT TRANSACTIONS

MUNDAY HOME SALES LTD.

Under an agreement dated July 4, 2003, the Company borrowed $350,000 from Munday Home Sales Ltd. ("MHS"), a private company wholly-owned by Maxwell A. Munday. During fiscal 2005, interest of $46,029, and principal were settled for 3,046,374 units at a value of $0.13 per unit. Each unit is comprised one common share and one non-transferable warrant exercisable on or before December 23, 2006 at a price of $0.13 per share. In addition, under an agreement dated August 19, 2004, the Company borrowed

$187,500 from MHS. The Company repaid $100,000 during October 2004. During fiscal 2005, the remaining principal of $87,500, and accrued interest of $2,568 was settled for 692,834 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

As at October 31, 2005, Maxwell Munday owned shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, however, as at January 18, 2006, Mr. Munday was no longer considered an insider of the Company, holding less than 10% of the voting rights attached to all outstanding shares of the Company.

TRI-POL ENERGY CORPORATION

On July 10, 2002, the Company issued two promissory notes in the total amount of $175,000 to finance the Company's Kenora Property.

The first note, for $50,000, was repaid in cash, including interest of $1,194, on October 22, 2002.

The second note issued to Tri-Pol Energy Corporation, for $125,000, was converted into a Series A convertible debenture, and 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. During fiscal 2004, the Company paid accrued interest of $26,250. During fiscal 2005, the remaining interest of $3,892, and principal was settled for 991,480 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable on or before December 23, 2006 at a price of $0.13 per share. Tri-Pol Energy Corporation was no longer considered an insider of the Company on October 17, 2005, holding less than 10% of the voting rights attached to all outstanding shares of the Company.

PRIVATE PLACEMENTS

In December 2004, the Company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006. Of the foregoing, Tri-Pol Energy Corporation subscribed for 585,000 units. As mentioned above, Tri-Pol Energy Corporation was no longer considered an insider of the Company on October 17, 2005, holding less than 10% of the voting rights attached to all outstanding shares of the Company.

In June 2005, the Company issued 750,000 units to Hastings Management Corp., a private company wholly-owned by Richard Hughes, a director and officer of the Company, for cash at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

In October 2005, the Company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007. Of the foregoing, Richard W. Hughes subscribed for 1,100,000 non-flow-through units, Hastings Management Corp. subscribed for 1,045,000 non-flow-through units, Alan Campbell, a director and officer of the Company, subscribed for 250,000 flow-through units, John Keating, a director and officer of the Company, subscribed for 100,000 units, James McDonald, a director and officer of the Company, subscribed for 100,000 units and Joseph Montgomery. a director of the Company, subscribed for 50,000 flow-through units.

                                 AUDIT COMMITTEE

Pursuant to Section 224(l) of the BUSINESS CORPORATIONS ACT (British Columbia), the policies of the TSX Venture Exchange (the "Exchange") and Multilateral Instrument 52-110 ("MI 52-110") AUDIT COMMITTEES, the Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. MI 52-110 requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Audit Committee did not meet formally during the financial year ended October 31, 2005. However, the Audit Committee does review the interim financial statements regularly on a quarterly basis and discusses these statements with the Company's accountant if necessary. In addition, the interim financial statements are approved by way of an Audit Committee resolution.

AUDIT COMMITTEE CHARTER

The Audit Committee Charter, the text of which is attached as Exhibit 3 to this Circular, was adopted by the Company's Audit Committee and the Board of Directors.

COMPOSITION OF THE AUDIT COMMITTEE

MI 52-110 provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with a company, which could, in the view of the Company's board of directors, reasonably interfere with the exercise of the member's independent judgment.

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by a company's financial statements.

As of the date of this  Circular,  the  following  are the  members of the Audit
Committee:

--------------------------- ------------------------- --------------------------
Alan Campbell               Not Independent           Financially Literate
--------------------------- ------------------------- --------------------------
Lynn W. Evoy                Independent               Financially Literate
--------------------------- ------------------------- --------------------------
James McDonald              Independent               Financially Literate
--------------------------- ------------------------- --------------------------

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (DE MINIMIS NONAUDIT SERVICES) or an exemption from MI 52-110, in whole or in part, granted under Part 8 (EXEMPTIONS) of MI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading "Relationship with External Auditor" of the Audit Committee Charter set out in Exhibit 3 to this Circular.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The table below sets out all fees billed by the Company's external auditor in each of the last two fiscal years. In the table "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's financial statements for the fiscal year. "Audit-Related Fees" are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax Fees" are fees billed by the Company's external auditors for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the external auditor for products and services not included in the foregoing categories:

-------------------- -------------- ------------------ ---------- --------------
FINANCIAL YEAR ENDED   AUDIT FEES   AUDIT-RELATED FEES  TAX FEES  ALL OTHER FEES
-------------------- -------------- ------------------ ---------- --------------
October 31, 2004       $13,730          $  Nil          $  Nil       $  Nil
-------------------- -------------- ------------------ ---------- --------------
October 31, 2005       $20,277          $  Nil          $  Nil       $  Nil
-------------------- -------------- ------------------ ---------- --------------

EXEMPTION IN SECTION 6.1

The Company is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (COMPOSITION OF AUDIT COMMITTEE) and 5 (REPORTING OBLIGATIONS).


                     PARTICULARS OF MATTERS TO BE ACTED UPON

CONTINUANCE OF STOCK OPTION PLAN

In accordance with the Exchange's Corporate Finance Policy 4.4 "Incentive Stock Options" (the "Policy"), the directors of the Company have adopted the 2006 Stock Option Plan, subject to shareholder and Exchange approval. The Plan complies with the requirements of the Policy for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan. A copy of the Plan will be available for review by the shareholders at the Meeting.

PARTICULARS OF THE PLAN

If adopted, the pertinent terms and conditions of the Plan are as follows:

         (a) The purpose of the Plan is to encourage common stock ownership in the Company by directors, officers, employees and consultants of the Company, and to reward those parties for advancing the interests of the Company;

         (b) The Plan will be administered by the Board of Directors of the Company who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;

         (c) The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Company at the time of the stock option grant;

         (d) The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Company's shares as set out in the policies of the Exchange;

         (e) The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof,

         (f) Options may be granted under the Plan exercisable over a period not exceeding five years;

         (g)      Options   covering   not  more  than  5%  of  the  issued  and
                  outstanding shares of the Company may be granted to any one individual in any 12 month period;

         (h) No more than 2% of the issued and outstanding shares of the Company may be granted to any one "consultant" in any 12 month period and no more than an aggregate of 2% of the issued and outstanding shares of the Company may be granted to an employee conducting "investor relations activities" (as such terms are defined in Exchange policies);

         (i) Options may only be exercised while the optionee is a director, officer, employee or consultant to the Company, or within a period of 90 days after ceasing to be so, or, in the case of an employee conducting investor relations activities, within 30 days after ceasing employment;

         (j) Notwithstanding item (i), an optionee's heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;

         (k) The options shall not be assignable or transferable by an optionee;

         (l) The obligation of the Company to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company; and

         (m) The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The policies of the Exchange provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the issued and outstanding shares of the Company, or the issuance within a one-year period of a number of shares exceeding 10% of the issued and outstanding shares of the Company, approval of the plan by the Company's shareholders is required.

The policies of the Exchange further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

         (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

         (b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

         (c) the issuance to any one optionee, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting, being a majority of the votes cast by all shareholders of the meeting excluding shares beneficially owned by insiders to whom options may be granted under the Plan and associates of such persons. As the Plan will not set out any restrictions in respect to issuances to insiders or their associates, the approval of disinterested shareholders is required.

If the Plan is not adopted, options will be granted and amended from time to time, subject to Exchange approval in each instance.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

         BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT, subject to the approval of the TSX Venture Exchange:

         1. the Company adopt the 2006 Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;
         2. the Company be and is hereby authorized to grant stock options under the Plan and administer the Plan in accordance with its terms;
         3, the Board of Directors of the Company be authorized on behalf of the Company to make any amendments to the Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the Plan; and
         4. any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.

RE-PRICING DOWNWARD OF STOCK OPTIONS

Pursuant to the policies of the TSX Venture Exchange, "an issuer must obtain disinterested shareholder approval of stock options if the issuer is decreasing the exercise price of stock options previously granted to insiders". During fiscal 2005, the Company decreased the exercise price of certain stock options granted to insiders of the Company. The number of options granted and expiry dates were not changed. Disinterested shareholders will be asked to approve the following ordinary resolution:

         BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the re-pricing downward of the following options to certain insiders of the Company be approved:

------------------------------ -------------------- -------------------- ---------------------- ----------------------
          OPTIONEE              NUMBER OF OPTIONS   OLD EXERCISE PRICE    NEW EXERCISE PRICE         EXPIRY DATE
------------------------------ -------------------- -------------------- ---------------------- ----------------------
        Lynn W. Evoy                  62,000               $0.25                 $0.20               March 2/08
          DIRECTOR                   140,000               $0.56                 $0.20              January 5/09
------------------------------ -------------------- -------------------- ---------------------- ----------------------
       Richard Hughes                 85,000               $0.23                 $0.20             December 18/07
 PRESIDENT, CHIEF EXECUTIVE           62,000               $0.25                 $0.20               March 2/08
    OFFICER AND DIRECTOR              70,000               $0.56                 $0.20              January 5/09
------------------------------ -------------------- -------------------- ---------------------- ----------------------
     Beverly J. Bullock               50,000               $0.56                 $0.20              January 5/09
     CORPORATE SECRETARY
------------------------------ -------------------- -------------------- ---------------------- ----------------------


                                  OTHER MATTERS

Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice. The shares represented by the Proxy solicited hereby will be voted in accordance with the best judgment of the persons voting the Proxy on such other business as may properly be transacted at the Meeting or at any adjournment thereof. MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING SHALL BE ANY MATTER NOT EFFECTING A CHANGE TO THE ARTICLES OR MEMORANDUM OF THE COMPANY, NOT EFFECTING A CHANGE IN CONTROL OF THE COMPANY, OR NOT DISPOSING OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE COMPANY.


                             ADDITIONAL INFORMATION

Additional information concerning the Company can be found on SEDAR at WWW.SEDAR.COM and on the Company's website at WWW.AMADORGOLDCORP.COM.

The audited financial statements of the Company for the year ended October 31, 2005 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, and the Management Discussion and Analysis are being mailed to the shareholders of record with this Circular (Exhibits 1 and 2). Additional financial information concerning the Company may be obtained by any shareholder free of charge by contacting the Company at 604-685-2222.

DATED at Vancouver, British Columbia, this 21st day of February, 2006.

                              BY ORDER OF THE BOARD

/S/ RICHARD W. HUGHES                     /S/ ALAN D. CAMPBELL
-----------------------------------       ------------------------------------
Richard W. Hughes                         Alan D. Campbell,
President & Chief Executive Officer       Director and Chief Financial Officer

                                   ATTACHMENTS

EXHIBIT 1       AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2005
EXHIBIT 2       MANAGEMENT DISCUSSION AND ANALYSIS
EXHIBIT 3       AUDIT COMMITTEE CHARTER

                                                                      DOCUMENT 3




                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                                OCTOBER 31, 2005

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------



Auditors' Report                                                               3

Balance Sheets                                                                 4

Statements of Operations and Deficit                                           5

Statements of Cash Flows                                                       6

Notes to the Financial Statements                                           7-26

Schedules of Mineral Property Expenditures                                 27-28

--------------------------------------------------------------------------------


                                AUDITORS' REPORT


To the Shareholders of
AMADOR GOLD CORP.


We have audited the balance sheet of Amador Gold Corp. as at October 31, 2005 and the statements of operations and deficit, and cash flows for the year ended October 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and the results of its operations and its cash flows for the year ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

The financial statements as at October 31, 2004, and for the years ended October 31, 2004 and 2003, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 5, 2005.


Vancouver, Canada                                       /s/ Morgan & Company
                                                        ---------------------
February 10, 2006                                       Morgan & Company
                                                        Chartered Accountants


    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders, dated February 10, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.


Vancouver, Canada                                       /s/ Morgan & Company
                                                        ---------------------
February 10, 2006                                       Morgan & Company
                                                        Chartered Accountants

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                                             2005            2004
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents ..................    $   189,341     $    23,017
    Tax credits recoverable ....................           --            12,909
    Goods and services tax recoverable .........         16,038           6,588
    Prepaid expenses ...........................            483           5,600
                                                    -----------     -----------

                                                        205,862          48,114

MINERAL PROPERTIES (note 3) ....................      3,526,941       2,466,879

EQUIPMENT ......................................          1,086           1,552
                                                    -----------     -----------

                                                    $ 3,733,889     $ 2,516,545
                                                    ===========     ===========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    48,981     $    63,353
    Due to related parties (note 5) ............          4,280          10,688
                                                    -----------     -----------

                                                         53,261          74,041
                                                    -----------     -----------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 4) .........................      7,866,229       6,203,328

CONTRIBUTED SURPLUS ............................        253,000         171,000

SHARE SUBSCRIPTIONS RECEIVABLE (note 4c,xi) ....       (167,000)           --

DEFICIT ........................................     (4,271,601)     (3,931,824)
                                                    -----------     -----------

                                                      3,680,628       2,442,504
                                                    -----------     -----------

                                                    $ 3,733,889     $ 2,516,545
                                                    ===========     ===========

Going concern (note 1)
Commitments (note 6)

APPROVED BY THE DIRECTORS:


    "ALAN D. CAMPBELL"      Director             "LYNN W. EVOY"      Director
---------------------------                 ------------------------


                           - See Accompanying Notes -

--------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF OPERATIONS AND DEFICIT
--------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                 2005             2004           2003
--------------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES
    Bank charges ......................   $      1,608    $        832    $        620
    Consulting fees ...................        107,551          46,519          29,232
    Amortization ......................            466             274            --
    Financing fees ....................           --              --           102,500
    Interest on debt ..................           --            49,779          24,748
    Investor relations and promotion ..         17,370         132,154          78,260
    Legal and accounting ..............         49,033          79,570          63,044
    Management fees (note 5a) .........        137,000          27,000          44,000
    Office and miscellaneous ..........         11,799          15,108           5,247
    Part XII.6 penalty tax ............           --             3,800            --
    Regulatory fees ...................         28,982          34,808          15,866
    Transfer agent fees ...............          8,587          10,116           6,811
    Stock based compensation (note 4g)          79,000         144,000            --
    Recovery of prior year expenses ...           --              --            (1,690)
    Less: interest earned .............           (619)         (4,960)         (3,209)
                                          ------------    ------------    ------------

                                               440,777         539,000         365,429
                                          ------------    ------------    ------------

LOSS BEFORE OTHER ITEM AND INCOME TAXES       (440,777)       (539,000)       (365,429)
                                          ------------    ------------    ------------

OTHER ITEM
    (Write off) recovery of mineral
     property expenditures ............           --            11,788        (158,990)
                                          ------------    ------------    ------------

LOSS BEFORE INCOME TAXES ..............       (440,777)       (527,212)       (524,419)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......        101,000            --              --
                                          ------------    ------------    ------------

NET LOSS FOR THE YEAR .................       (339,777)       (527,212)       (524,419)

DEFICIT, BEGINNING OF YEAR ............     (3,931,824)     (3,812,612)     (3,416,958)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......           --           408,000         128,765
                                          ------------    ------------    ------------

DEFICIT, END OF YEAR ..................   $ (4,271,601)   $ (3,931,824)   $ (3,812,612)
                                          ============    ============    ============

LOSS PER SHARE - BASIC AND DILUTED ....   $      (0.01)   $      (0.04)   $      (0.07)
                                          ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES .....     26,010,641      14,545,967       7,893,541
                                          ============    ============    ============


                           - See Accompanying Notes -

------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                             2005           2004           2003
------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss for the year ..........................   $  (339,777)   $  (527,212)   $  (524,419)

    Add items not affecting cash:
          Amortization .............................           466            274           --
       Financing fee ...............................          --             --           70,000
       Future income tax benefit recognized on
       issuance of flow through shares .............      (101,000)          --             --
       Write off of mineral property expenditures ..          --             --          158,990
       Stock based compensation ....................        79,000        144,000           --

    Change in non-cash working capital items:
          Tax credits recoverable ..................        12,909        (12,909)          --
       Goods and services tax recoverable ..........        (9,450)        (2,673)         8,814
       Prepaid expenses ............................         5,117         (5,167)          (433)
       Accounts payable and accrued liabilities ....       (20,008)        48,395         31,391
                                                       -----------    -----------    -----------

                                                          (372,743)      (355,292)      (255,657)
                                                       -----------    -----------    -----------

FINANCING ACTIVITIES
   Loans received ..................................          --          187,500           --
   Repayment of loans ..............................          --         (100,000)          --
   Promissory note issued ..........................          --             --          350,000
   Advances from (repayment to) related parties ....        (6,408)         6,742          3,946
   Issuance of share capital .......................     1,568,501      1,750,000        995,250
   Share issuance costs, cash ......................       (72,125)      (132,750)       (71,200)
                                                       -----------    -----------    -----------

                                                         1,489,968      1,711,492      1,277,996
                                                       -----------    -----------    -----------

INVESTING ACTIVITIES
   Purchase of equipment ...........................          --           (1,826)          --
   Acquisition of mineral properties ...............      (589,108)      (370,582)      (552,500)
   Deferred exploration expenditures ...............      (361,793)    (1,059,238)      (439,499)
                                                       -----------    -----------    -----------

                                                          (950,901)    (1,431,646)      (991,999)
                                                       -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       166,324        (75,446)        30,340

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .......        23,017         98,463         68,123
                                                       -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR .............   $   189,341    $    23,017    $    98,463
                                                       ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid .................................   $      --      $    26,250    $    24,748
                                                       ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 8)


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND GOING CONCERN

         The company is a public company classified in the natural resource industry, and trades on the TSX Venture Exchange. At October 31, 2005 the company has interests in properties in the Provinces of Ontario, Quebec, New Brunswick and British Columbia, Canada.

         These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

         During the year, the company incurred a loss of $440,777 before income taxes and has an accumulated deficit of $4,271,601. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of significant accounting policies used in the preparation of these financial statements:

         a)       BASIS OF ACCOUNTING

                  The statements have been prepared in accordance with Canadian generally accepted accounting principles as prescribed by The Canadian Institute of Chartered Accountants (CICA).

         b)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         c)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       MINERAL PROPERTIES (continued)

                  Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

                  Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

         d)       EQUIPMENT AND AMORTIZATION

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

         e)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         f)       REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

                  The financial statements have been presented in Canadian dollars as the company's principal operations and cash flow are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. There were no foreign currency transactions and translation adjustments in the years ended October 31, 2003, 2004 and 2005.

         g)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         h)       STOCK BASED COMPENSATION PLAN

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

         i)       FLOW THROUGH SHARES

                  Resource  expenditure   deductions  for  income  tax  purposes
                  related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the company recognizes the corresponding future income tax benefit in the statement of operations for the year then ended.

                  In 2004 and 2003 the future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficits for the years then ended.

         j)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are recovered or settled.

         k)       LOSS PER SHARE

                  Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2005, 2004, and 2003.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         m)       FINANCIAL INSTRUMENTS

                  The company's financial instruments consist of cash and cash equivalents, tax credits recoverable, goods and services tax recoverable, accounts payable, accrued liabilities and amount due to related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         n)       ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

         o)       ASSET RETIREMENT OBLIGATIONS

                  Effective November 1, 2003, the company retroactively adopted the recommendations in CICA Handbook Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent environmental remediation. Accretions and changes in estimates are accounted for prospectively in the statement of operations commencing in the period revisions are made.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         p)       IMPAIRMENT OF LONG-LIVED ASSETS

                  Effective November 1, 2003, the company prospectively adopted the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and capital assets, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. Prior to November 1, 2003, the amount of the impairment loss was determined as the difference between the carrying value and undiscounted cash flow from use.

         q)       COMPARATIVE AMOUNTS

                  Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year's financial statements.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY GROUP

                  i)       KENORA

                           During fiscal 2003 the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 39 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                           (paid),  $250,000 on August 27, 2003 (paid), $250,000
                           on each of August 27, 2004 (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and
                           2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. An additional amount of $50,000 due on December 31, 2004 was paid.

                           A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

                           To date, the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         a)       KENORA PROPERTY GROUP (continued)

                  ii)      GLASS CLAIMS

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $93,000 cash ($18,000 paid) over a 4-year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

         b)       RED LAKE PROPERTY GROUP

                  i)       TODD TOWNSHIP PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $69,000 cash ($9,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

                  ii)      MASKOOTCH LAKE PROPERTY

                           During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $88,000 cash ($13,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         c)       SILVERSTRIKE GROUP

                  i)       SILVER STRIKE PROPERTY

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 issued at deemed price of $0.085 per share) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      SILVER CLAIM PROPERTY

                           Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration will be $150,000 cash ($15,000 paid), 200,000 common shares
                           (50,000 issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         c)       SILVERSTRIKE GROUP (continued)

                  iii)     THOMPSON PROPERTY

                           Option agreements to acquire a 100% interest in Thompson Property, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  iv)      KELL MINE PROPERTY, ONTARIO

                           Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration will be $30,000 ($5,000 paid), 150,000 common shares (30,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  v)       CAPITOL SILVER PROPERTY

                           Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 cash ($5,000 paid) and 350,000 shares (50,000 issued at a deemed price of $0.075 per share) payable over three years. The company must incur an aggregate of $120,000 in exploration expenses on the property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

                  vi)      HUDSON BAY PROPERTY

                           Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario.
                           Consideration will be $35,000 cash ($5,000 paid), 300,000 common shares (50,000 issued at a deemed price of $0.09 per share) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         d)       AJAX GROUP

                  i)       AJAX PROPERTY, ONTARIO

                           Purchase and sale agreements to acquire a 100% interest in the Ajax Property, Ontario. Consideration will be $80,000 cash (paid) and 300,000 common shares (300,000 issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

                  ii)      BANTING CHAMBERS PROPERTY

                           Option agreements to acquire a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration will be $22,500 cash ($5,000 paid), 150,000 shares (50,000 issued at a deemed price of $0.09 per share) over two years and $110,000 in exploration expenditures over three years. A 2% royalty is payable on the property half of which can be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         d)       AJAX GROUP (continued)

                  iii)     STRATHY PROPERTY

                           During the year the company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

         e)       MAGNUM PROPERTY

                  Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration for the property is $50,000 ($50,000 paid) and 300,000 common shares (300,000 issued at a deemed price of $0.08 per share). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($15,292 paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

         f)       TETAGOUCHE PROPERTY

                  Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration will be $40,000 cash ($10,000 paid) and 150,000 common shares (30,000 issued at a deemed price of $0.075 per share) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

         g)       MENNIN LAKE PROPERTY

                  Option agreements to acquire a 100% interest in the Mennin Lake Property, Ontario. The Consideration will be $142,000 ($12,000 paid) 300,000 common shares (50,000 issued at a deemed price of $0.08 per share) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year.

         h)       FRIPP PROPERTY

                  Option agreement to acquire a 100% interest in the Fripp Property, Ontario. The Fripp Property is being acquired for $5,000 cash (paid), 100,000 shares (25,000 issued at a deemed price of $0.125 per share) payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         i)       CONNOR CREEK PROPERTY

                  Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration for the property consists of 400,000 common shares (200,000 issued subsequent to the year end) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached an additional 250,000 shares are due to the vendor. During the current year $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         j)       HUNTER GOLD PROPERTY

                  Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash over three years, 250,000 common shares (75,000 issued subsequent to the year end) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         k)       CHAPLEAU PROPERTY

                  Acquisition agreement with a company related by common directorship to acquire a fifty (50%) percent working interest in 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000. Upon payment of the acquisition cost a joint venture agreement will be formed with other participants to perform further exploration work on the property.

4.       SHARE CAPITAL

         a)       AUTHORIZED

                  Authorized share capital comprises an unlimited number of common shares without par value (2004 - 100,000,000). The shareholders of the Company passed a special resolution to change the authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the new British Columbia Business Corporation Act.

         b)       ISSUED AND ALLOTTED

                                                   NUMBER OF           SHARE
                                                    SHARES             AMOUNT
                                                  -----------       -----------

Balance, October 31, 2002 .................         5,128,401       $ 3,503,804
Issued for
    Loan bonus ............................           311,111            70,000
Issued for cash
    Private placements ....................         4,480,715           960,200
    Exercise of options ...................           147,000            35,050
Share issuance costs ......................              --             (71,200)
Income tax benefits renounced
    on flow-through shares ................              --            (128,765)
                                                  -----------       -----------

Balance, October 31, 2003 .................        10,067,227         4,369,089
                                                  -----------       -----------

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         b)       ISSUED AND ALLOTTED (continued)

                                                    NUMBER OF          SHARE
                                                     SHARES            AMOUNT
                                                  -----------       -----------

 Balance, October 31, 2003 ................        10,067,227         4,369,089

 Issued for
    Property acquisition ..................            50,000            10,000
 Issued for cash
    Private placements ....................         4,400,000         1,475,000
    Exercise of warrants ..................         2,750,000           275,000
 Shares for debt ..........................         4,730,688           614,989
 Share issuance costs .....................              --            (132,750)
 Income tax benefits renounced
    on flow-through shares ................              --            (408,000)
                                                  -----------       -----------

 Balance, October 31, 2004 ................        21,997,915         6,203,328

Issued for
   Property acquisitions ..................         1,095,000           103,525
Issued for cash
   Private placements .....................        16,325,000         1,732,500
Share issuance costs, cash ................              --             (72,124)
Income tax benefits renounced
   on flow-through shares .................              --            (101,000)
                                                  -----------       -----------

 BALANCE, OCTOBER 31, 2005 ................        39,417,915       $ 7,866,229
                                                  ===========       ===========


         c)       PRIVATE PLACEMENTS

                  (i) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (ii) During fiscal 2003 the company issued 3,375,000 units for $0.20 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iii) During fiscal 2003 the company issued 535,715 units for $0.28 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  (iv) During fiscal 2003 the company issued 250,000 units for $0.40 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

                  (v) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

                  (vi) During fiscal 2004 the company issued 4,730,688 units in settlement of debt each unit comprising one common share and one non-transferable warrant exercisable at $0.13 per share for a period of 2 years. These units have been treated as allotted in these financial statements and were formally issued during fiscal 2005.

                  (vii) During fiscal 2005 the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  (viii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

                  (ix) During fiscal 2005 the company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  (x) During fiscal 2005 the company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  (xi) During fiscal 2005 the company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable of $167,000 (including $9,500 from directors and $50,000 from an entity directed by a director) subsequent to the year-end.

         d)       OPTIONS OUTSTANDING

                                                           Number of        Exercise
                                                            options           price
                                                           ----------      ----------
Outstanding and exercisable at October 31, 2002 ......        340,000      $     0.10
   Options granted ...................................        170,000            0.23
   Options granted ...................................        372,000            0.25
   Options granted ...................................         50,000            0.30
   Options exercised .................................        (85,000)           0.23
   Options exercised .................................        (62,000)           0.25
                                                           ----------      ----------

Outstanding and exercisable at October 31, 2003 ......        785,000
   Options granted ...................................        500,000            0.56
                                                           ----------      ----------

Outstanding and exercisable at October 31, 2004 ......      1,285,000
   Options expired ...................................       (217,000)      0.10-0.25
   Options granted ...................................      1,510,000            0.10
                                                           ----------      ----------

OUTSTANDING AT OCTOBER 31, 2005 ......................      2,578,000
                                                           ==========


                  As at October 31, 2005 there were 2,578,000 (2004 - 1,285,000)
                  options outstanding as follows:

       Expiry date                       Exercise price        Number of options
------------------         ----------------------------        -----------------

   October 8, 2007                                $0.10                  255,000
 December 18, 2007         (re-priced from $0.23) $0.20                   85,000
     March 2, 2008         (re-priced from $0.25) $0.20                  248,000
     June 16, 2008         (re-priced from $0.30) $0.20                   50,000
   January 5, 2009         (re-priced from $0.56) $0.20                  430,000
     July 28, 2010                                $0.10                1,510,000

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         e)       WARRANTS OUTSTANDING

                  As  at  October  31,  2005  there  were  25,055,688   (2004  -
                  13,611,403) warrants outstanding as follows:

       Expiry date                     Exercise price         Number of warrants
------------------        ---------------------------         ------------------

 December 22, 2005        (expired subsequent)  $0.30                  1,300,000
 December 22, 2005        (expired subsequent)  $0.35                  3,100,000
 December 22, 2006                              $0.13                  4,730,688
 December 30, 2005        (expired subsequent)  $0.20                    500,000
 December 30, 2005        (expired subsequent)  $0.15                    100,000
  December 8, 2006                              $0.14                  1,500,000
    March 23, 2007                              $0.10                  1,000,000
      June 3, 2007                              $0.10                    750,000
   October 7, 2007                              $0.10                 12,075,000

         f)       ESCROW SHARES

                  As at  October  31,  2005 there  were  25,000  (2004 - 25,000)
                  shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

         g)       STOCK BASED COMPENSATION

                  The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (h) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

                  The company issued 1,510,000 options during fiscal 2005. Using the assumptions below the fair value of each option granted is $0.04, compensation expense of $60,000 was recorded in operations and credited to Contributed Surplus.

                  Dividend rate            0.00%    Expected life        3 years
                  Risk-free interest rate  2.99%    Expected volatility  96%

                  The company re-priced 383,000 options outstanding from 2002, 2003 with exercise prices of $0.23-$0.30. The weighted average fair value of each option using the below assumptions was $0.05, compensation expense of $19,000 has been recorded in operations and credited to Contributed surplus.

                  Dividend rate            0.00%   Expected life 2.25-3.33 years
                  Risk-free interest rate  3.15%   Expected volatility   99%

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL (continued)

         g)       STOCK BASED COMPENSATION (continued)

                  The company issued 500,000 options during fiscal 2004. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year. During fiscal 2005 these options were re-priced to $0.20, as the fair value at the time of re-price was less than the fair value previously expensed no additional compensation expense was recorded.

                  Dividend rate            0.00%    Expected life        3 years
                  Risk-free interest rate  3.92%    Expected volatility  72%

                  The company issued 50,000 options to a consultant during fiscal 2003. Using the assumptions below the fair value of each option granted was $0.22. Compensation expense of $11,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) during fiscal 2003.

                  Dividend rate             0.00%   Expected life        5 years
                  Risk-free interest rate   4.08%   Expected volatility  100%

                  The company issued options 542,000 to directors during fiscal 2003. In accordance with CICA standards in those years the fair value $96,180, as determined on the below weighted average assumptions, was disclosed, but no compensation expense was recorded.

                  Dividend rate             0.00%   Expected life        5 years
                  Risk-free interest rate   4.04%   Expected volatility  100%

                  The pro forma effect on net loss per share for the period ended October 31, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follow:

                  Net loss for the year ..............   $(524,419)
                  Unrecorded stock option compensation     (96,180)
                                                         ---------

                  Proforma loss for the period .......   $(620,599)
                                                         =========

                  Proforma loss per share ............   $   (0.08)
                                                         =========

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

5.       RELATED PARTY TRANSACTIONS

         a) During the year the company recorded management fees of $137,000 (2004 - $27,000; 2003 - $44,000) to companies controlled by directors of the company. At October 31, 2005 $NIL (2004 - $10,688) was owed.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


5.       RELATED PARTY TRANSACTIONS (continued)

         b) During the year, fees for consulting services in the amount of $47,655 (2004 - $32,164; 2003 - $29,232) were paid to a company controlled by an officer of the company. At October 31, 2005 $4,280 (2004 - $ NIL) was owed.

6.       COMMITMENTS

         By agreement dated June 1, 2005, the company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at $20,000 per month until December 31, 2005. The agreement was renewed for a one-year term on January 1, 2006 at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

7.       INCOME TAXES

         As at October 31, 2005, the company has income tax losses of approximately $1,227,000 (2004 - $976,000; 2003 - $325,000) expiring between 2004 and 2015. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                          Amount                          Rate
                       $  321,000                         100%
                       $1,642,000                          30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

8.       SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                         2005       2004       2003
-----------------------------------------------   --------   --------   --------
Investing activities
     Mineral property acquisition .............   $103,525   $ 10,000   $   --
     Stock based compensation capitalized to
      deferred exploration ....................       --       16,000     11,000
                                                  --------   --------   --------
                                                  $103,525   $ 26,000   $ 11,000
                                                  ========   ========   ========

Financing activities
     Share for debt settlement, principal .....   $   --     $562,500   $   --
     Share for debt settlement, interest ......       --       52,489       --
     Shares issued for financing fees .........       --         --       70,000
     Stock based compensation included in Share
      Capital .................................     42,500       --         --
     Stock based compensation included in
      Contributed Surplus .....................     82,000    160,000     11,000
                                                  --------   --------   --------
                                                  $124,500   $774,989   $ 81,000
                                                  ========   ========   ========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


9.       SUBSEQUENT EVENTS

         a) Subsequent to year end the company granted 1,331,000 options exercisable at $0.10 per share on or before November 17, 2010 and 635,000 options exercisable at $0.10 per share on or before February 1, 2010.

         b)       Subsequent  to  the  year  end  5,000,000   warrants   expired
                  unexercised.

         c) On January 18, 2006, the company closed a private placement consisting of 5,650,000 units (of which 2,300,000 are flow-through units) at a price of $0.10 per unit, for aggregate proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holders to purchase one additional common share at a price of $0.10 per share on or before January 17, 2008.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.

                  United States GAAP also requires a separate statement for Stockholders' Equity whereas Canadian GAAP does not.

                  The  effects  on  the  company's   financial   statements  are
                  summarized below:

                                                      For the years ended
                                           -----------------------------------------
                                           OCTOBER 31,    October 31,    October 31,
                                              2005           2004            2003
                                           -----------    -----------    -----------
Statement of Operations and Deficit

Net loss for the year under:
     Canadian GAAP .....................   $  (339,777)   $  (527,212)   $  (524,419)
     Add:  Write-down of properties ....          --             --          158,990
     Less:  Mineral property exploration
     and development expenditures ......    (1,060,062)    (1,455,820)    (1,003,000)
                                           -----------    -----------    -----------

United States GAAP .....................   $(1,399,839)   $(1,983,032)   $(1,368,429)
                                           ===========    ===========    ===========


Loss per share - United States GAAP ....   $     (0.06)   $     (0.14)   $     (0.17)
                                           ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT (continued)

                                                  For the years ended
                                       -----------------------------------------
                                       OCTOBER 31,    October 31,    October 31,
                                          2005            2004           2003
                                       -----------    -----------    -----------
Balance Sheet
Assets
Mineral Properties
     Canadian GAAP .................   $ 3,526,941    $ 2,466,879    $ 1,011,059
     Resource property expenditures
     (cumulative) ..................    (3,526,941)    (2,466,879)    (1,011,059)
                                       -----------    -----------    -----------

United States GAAP .................   $      --      $      --      $      --
                                       ===========    ===========    ===========

Stockholders' Equity
      Canadian GAAP ................   $ 3,680,628    $ 2,442,504    $   567,477
      Resource property expenditures
      (cumulative) .................    (3,526,941)    (2,466,879)    (1,011,059)
                                       -----------    -----------    -----------
United States GAAP .................   $   153,687    $   (24,375)   $  (443,582)
                                       ===========    ===========    ===========


         b)       STOCK BASED COMPENSATION

                  In December 2004, the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005.

                  Effective November 1, 2003 the company commenced stock-based compensation accounting in accordance with SFAS 123. Accordingly, compensation cost for stock options is measured at fair value of the option granted. The company has determined that compliance with No. SFAS 123R in the future does not have a material impact on the company's October 31, 2005 financial statements. The 2003 comparative figures have been shown using APB 25 disclosure only.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION (continued)

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2004, 2003, and 2002 were 14,520,967, 7,868,541 and,
                  2,480,267, respectively.

         d)       NEW ACCOUNTING PRONOUNCEMENTS

                  In December 2002,  the Financial  Accounting  Standards  Board
                  (FASB)  issued  Statement  of Financial  Accounting  Standards
                  (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on November 1, 2003 with no material impact on its financial statements.

                  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 153 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for periods beginning after June 15, 2003, except for certain mandatory redeemable non-controlling interests.

                  In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there are non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION

                  Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information is as follows:

BALANCE SHEETS                                               CUMULATIVE AMOUNTS FROM
                                                                    INCEPTION
                                                          ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)
                                                           NUMBER OF         SHARE
  SHARE CAPITAL                                              SHARES          AMOUNT
                                                          ------------    ------------
   Issued for
       Loan bonus .....................................        311,111    $     70,000
       Property acquisition ...........................      1,145,000         113,525
   Issued for cash
       Private placements .............................     25,205,715       4,167,700
       Exercise of options ............................      2,897,000         310,050
   Shares for debt ....................................      4,730,688         614,989
   Share issuance costs ...............................                       (276,074)
   Income tax benefits renounced on flow-through shares                       (637,765)
                                                          ------------    ------------
                                                            34,289,514    $  4,362,425
                                                          ============    ============
CONTRIBUTED SURPLUS ...................................                   $    253,000
                                                                          ============
SHARE SUBSCRIPTIONS RECEIVABLE ........................                   $   (167,000)
                                                                          ============
 DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE .....                   $   (854,643)
                                                                          ============


STATEMENTS OF OPERATIONS                                             CUMULATIVE
                                                                    AMOUNTS FROM
                                                                     INCEPTION
                                                                    -----------
ADMINISTRATIVE EXPENSES
    Bank charges ............................................       $     3,060
    Consulting fees .........................................           183,302
    Amortization ............................................               740
    Financing fees ..........................................           102,500
    Interest on debt ........................................            74,527
    Investor relations and promotion ........................           227,784
    Legal and accounting ....................................           191,647
    Management fees .........................................           208,000
    Office and miscellaneous ................................            32,154
    Part XII.6 penalty tax ..................................             3,800
    Regulatory fees .........................................            79,656
    Transfer agent fees .....................................            25,514
    Stock based compensation ................................           223,000
    Recovery of prior year expenses .........................            (1,690)
    Less: interest earned ...................................            (8,788)
WRITE OFF OF MINERAL PROPERTY EXPENDITURES ..................           147,202
FUTURE INCOME TAX BENEFIT RECOGNIZED ON ISSUANCE
    OF FLOW THROUGH SHARES ..................................          (101,000)
                                                                    -----------
NET LOSS FROM INCEPTION .....................................       $(1,391,408)
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

STATEMENTS OF CASH FLOWS                                             CUMULATIVE
                                                                    AMOUNTS FROM
                                                                     INCEPTION
                                                                    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss from inception .................................       $(1,391,408)
    Add items not affecting cash:
       Amortization .........................................               740
       Financing fee ........................................            70,000
       Future income tax benefit recognized on
       issuance of flow through shares ......................          (101,000)
       Write off of mineral property expenditures ...........           158,990
       Stock based compensation .............................           223,000
    Change in non-cash working capital items:
       Goods and services tax recoverable ...................            (3,309)
       Prepaid expenses .....................................              (483)
       Accounts payable .....................................            59,778
                                                                    -----------
                                                                       (983,692)
                                                                    -----------
FINANCING ACTIVITIES
   Loans received ...........................................           187,500
   Repayment of loans .......................................          (100,000)
   Promissory note issued ...................................           350,000
   Advances from related parties ............................             4,280
   Issuance of share capital ................................         4,313,750
   Share issuance costs, cash ...............................          (276,074)
                                                                    -----------
                                                                      4,479,456
                                                                    -----------
INVESTING ACTIVITIES
   Purchase of equipment ....................................            (1,826)
   Acquisition of mineral properties ........................        (1,512,190)
   Deferred exploration expenditures ........................        (1,860,530)
                                                                    -----------
                                                                     (3,374,546)
                                                                    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS ...................       $   121,218
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2005
--------------------------------------------------------------------------------

                            KENORA      RED LAKE   SILVERSTRIKE    AJAX
                            GROUP        GROUP        GROUP        GROUP        MAGNUM    TETA-GOUCHE
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $  915,082   $   18,000   $     --     $     --     $     --     $     --
 Staking costs ........        6,145         --           --         20,000         --           --
 Option payments cash .      318,000       14,000       45,632       85,568       50,000       10,000
 Option payments shares       10,000       10,000       20,150       30,000       24,000        2,250
 Finder's fees cash ...       12,930         --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....    1,262,157       42,000       65,782      135,568       74,000       12,250
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......    1,533,797         --           --           --           --           --
 Consulting ...........       32,861         --           --           --           --           --
 Drilling .............        3,500         --           --           --           --         12,109
 Geological ...........        3,584         --           --         93,712         --           --
 Line cutting .........       32,862         --           --           --           --           --
 Mapping and sampling .       87,478         --           --           --           --           --
 Miscellaneous ........       43,555         --            600          438       40,392         --
 Surveying ............        2,187         --           --           --           --           --
 Trenching ............         --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....    1,739,824         --            600       94,150       40,392       12,109
                          ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $3,001,981   $   42,000   $   66,382   $  229,718   $  114,392   $   24,359
                          ==========   ==========   ==========   ==========   ==========   ==========


                            MENNIN                    CONNOR       HUNTER
                             LAKE        FRIPP        CREEK         GOLD       CHAPLEAU       TOTAL
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $     --     $     --     $     --     $     --     $  933,082
 Staking costs ........         --           --           --           --           --         26,145
 Option payments cash .       12,000        5,662         --          1,800          475      543,137
 Option payments shares        4,000        3,125         --           --           --        103,525
 Finder's fees cash ...         --           --           --           --           --         12,930
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....       16,000        8,787         --          1,800          475    1,618,819
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --           --           --      1,533,797
 Consulting ...........         --           --           --           --           --         32,861
 Drilling .............         --           --           --           --           --         15,609
 Geological ...........         --           --           --           --           --         97,296
 Line cutting .........         --           --           --           --           --         32,862
 Mapping and sampling .         --           --           --           --           --         87,478
 Miscellaneous ........        8,547         --           --           --           --         93,532
 Surveying ............         --           --           --           --           --          2,187
 Trenching ............         --           --         12,500         --           --         12,500
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....        8,547         --         12,500         --           --      1,908,122
                          ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $   24,547   $    8,787   $   12,500   $    1,800   $      475   $3,526,941
                          ==========   ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------

                                                    TODD
                                     MASKOOTCH    TOWNSHIP      KENORA
                                   LAKE PROPERTY  PROPERTY      CLAIMS        TOTAL
                                    ----------   ----------   ----------   ----------
Acquisition costs
  Opening balance ...............   $     --     $     --     $  552,500   $  552,500
  Staking costs .................         --           --          4,100        4,100
  Option payments - cash ........        5,000        3,000      300,000      308,000
  Option payments - shares ......        5,000        5,000         --         10,000
  Finder's fees - cash ..........         --           --         58,482       58,482
                                    ----------   ----------   ----------   ----------

  Closing balance ...............       10,000        8,000      915,082      933,082
                                    ----------   ----------   ----------   ----------

Deferred exploration expenditures
  Opening balance ...............         --           --        458,559      458,559
  Camp ..........................         --           --         35,231       35,231
  Consulting ....................         --           --        134,014      134,014
  Drilling ......................         --           --        835,358      835,358
  Mapping and sampling ..........         --           --         38,252       38,252
  Miscellaneous .................         --           --         21,956       21,956
  Surveying .....................         --           --         10,427       10,427
                                    ----------   ----------   ----------   ----------

  Closing balance ...............         --           --      1,533,797    1,533,797
                                    ----------   ----------   ----------   ----------
Balance, end of year ............   $   10,000   $    8,000   $2,448,879   $2,466,879
                                    ==========   ==========   ==========   ==========

                                                                      DOCUMENT 4




                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                       FOR THE YEAR ENDED OCTOBER 31, 2005

INTRODUCTION

The following management discussion and analysis has been prepared as of February 21, 2006. The selected financial information set out below, and certain comments which follow, are based on and derived from the audited financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the twelve months ended October 31, 2005 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also an Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes. Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

KENORA PROPERTY GROUP

A.       KPM PROPERTY, ONTARIO

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property").

Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002 (paid), $250,000 on August 27, 2003 (paid), $250,000 on August
27, 2004  (paid),  $250,000  on August 27,  2005 (paid) and  $500,000 on each of
August 27, 2006, 2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004
(paid).

To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($46,282 paid or accrued to October 31, 2005) and 1% on any additional payments up to a maximum of $300,000. As at October 31, 2005, a total of $92,550 has been paid to the finder.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire 29 patented claims from Kenora. The Company also has an option to acquire 11 patented claims from Machin.

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

2004 DRILL RESULTS

The Company's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 meters to a vertical depth of 423 meters. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold mineralization and the development of the shear structure appear to have generally weakened. However, it must be emphasized that higher-grade gold mineralization within the CIMZ forms well-defined, near vertically plunging shoots that could be missed and/or inadequately tested by drill holes centered at 50 m to 60 m intervals. Holes SL04-161, 163 and 164 returned positive results (refer to the above table) from well-sulphidized intersections within the postulated down-plunge extension of the 9 East Zone. Hole SL04-163 intersected 18.95 grams per tonne over 0.34 meters true width at a vertical depth of 402 meters. A total of 46% of the holes returned gold values of at least 2.26 grams per tonne over a minimum true width of 1.00 metre. Definition drilling in the vicinity of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance drilling at 50 m to 100 m intervals was carried out over an untested portion of the Cedar Island Mainland Zone, east of the main body of drilling from 21000E to 21200E. A total of 749 meters in 4 holes (i.e. SL04-172, 174, 176 and 178) were completed. The table below summarizes the results of the eastern extension drilling.

The Cedar Island Mainland shear zone remains open along strike to the east, however the holes intersected only low gold values over narrow widths. The geology of this area is different from that which is observed at the Cedar Island Mine and the trenched area on the mainland from 20,000E to 20,400E. The characteristics of the dominant host lithology, - coarse-grained flows or gabbroic basalts appear to be less susceptible to shearing in this area. As well, the axial trace of a prominent low-angle 075(degree) fault structure is projected to intersect the CIMZ at 20,800E. This may have disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 meters in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold mineralization based on previous wide spaced drilling by BGC in the 1980's. The 9 East Target was selected as a viable example upon which to test both the vertical and horizontal continuity and the size potential of a prospective high-grade gold shoot. It is very important to understand that the number, size and continuity of gold values within "mineralized shoots" will determine the overall economic potential of the KPM property. A tighter array of holes will also serve towards satisfying the threshold requirements for generating an `indicated' category of resource. A higher level of confidence with respect to the internal grade attributes and geometry of these targets will greatly contribute towards formulating a reliable economic evaluation of the property. Utilizing a correct drill hole density according to the size of target being evaluated greatly decreases the chances for over-estimating the true grade of the deposit.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component.

The holes encountered a sequence of mafic flows and feldspar-phyric mafic flows (in-part pillowed) that have been modified by late-stage felsic dykes, lamprophyre dykes and quartz-carbonate veined shear zones. Mafic flows characterized by the absence of feldspar porphyroblasts host the Cedar Island Mainland Zone. The table below summarizes the results of detailed drilling of the 9 East Target.

The 9 East Target was tested over a strike length of 120 meters at shallow depths and to a vertical depth (below lake level = 1323 m) of 273 meters. The shoot remains open in both directions and confirms a high-level of homogeneity of gold values. Definition drilling at 20 to 25 metre intervals has shown that previous drilling by BGC underestimated the potential for higher-grade gold mineralization in this area. A total of 7 holes returned values equal to or in excess of 33 grams per tonne gold and 78% of the holes returned gold grades greater than 3.67 grams per tonne.

The Phase II drill data indicate a weighted average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 meters. The highly anomalous intersection showing 9.1 meters true width would certainly influence and/or strongly bias the overall weighted average of the drill hole population, therefore, the width in Hole SL04-167 was normalized to better reflect the median true width of intersections encountered in the other holes. The 9 East Target correlates very well with the historic mining grades at the Mikado and Cedar Island Mine and suggests that detailed drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

KPM PROPERTY UPDATE - 2005

The grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM Property. The program, conducted by JVX Ltd. of Toronto, Ontario ("JVX"), at a cost of approximately $150,000, employed pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to 1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work included detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Company has received an interim report from JVX dated May 2005 and is currently assessing it before releasing details.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

B.       GLASS TOWNSHIP PROPERTY, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (25,000 shares were issued to the Optionor on November 10, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $93,000 ($8,000 was paid to the Optionor in November 2004 and $10,000 was paid to the Optionor on September 14, 2005) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase ..5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange (the "Exchange") on November 2, 2004.

No exploration work has been done on the property since it was acquired.

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued to the Optionor on July 14, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $69,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004 and $6,000 was paid to the Optionor on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

No exploration work has been done on the property since it was acquired.

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued to the Optionor on July 14, 2004 and 25,000 shares were issued to the Optionor on September 21, 2005) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004 and $8,000 was paid to the Optionor on September 14, 2005). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

No exploration work has been done on the property since it was acquired.

SILVER STRIKE GROUP

A.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe (the "Optionor") to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

Compilation of historical work is on-going.

B.       SILVER STRIKE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited (the "Optionor") to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is $50,000 ($10,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. The next step will include cutting a grid over some of the most favorable areas followed by an Induced Polarization (IP) geophysical survey to identify silver veins systems for drilling.

C.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe (the "Optionor") to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($5,000 paid), 150,000 common shares (30,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchange review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Kell Mine Property, Silver Strike Property and Thompson Property are easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

Compilation of historical data is on-going.

D.       SILVERCLAIM PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. (the "Optionor") to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($15,000 paid), 200,000 common shares (50,000 shares issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further Exchangereview and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. The next step will include cutting a grid over the most favorable areas followed by an Induced Polarization (IP) survey and magnetometer survey to identify silver veins systems, copper veins, and locations where the two systems may merge. The results of this work will guide trenching and drilling programmes to test for silver and/or copper mineralization.

E.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 ($5,000 paid) and 350,000 common shares (50,000 shares issued at a deemed price of $0.075 per share) payable over three years. The Company must incur an aggregate of $120,000 in exploration expenses on the Property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

F.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is to pay $35,000 ($5,000 paid), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) and incur $60,000 in exploration expenses on the Property over three years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

Compilation of historical data is on-going.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) (the "Optionor") whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares (300,000 shares issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

-------------------- ------------- ------- ------- ---------------------- -------------------------------
        Zone             Tonnage      Cu      Ni   Precious Metal Content             Remarks
                                      %       %
-------------------- ------------- ------- ------- ---------------------- -------------------------------
Shaft                369,000       0.89    0.53    Pt - 0.008 opt         (less 83,000 tons of 0.70% Cu +
                                                   Pd - 0.016 opt         0.35% Ni on adjoining claim TR
                                                   Au - 0.01 opt          1623)
                                                   Ag - 0.13 opt
-------------------- ------------- ------- ------- ---------------------- -------------------------------
"A"                  735,000       0.45    0.26    0.75 opt combined      (drilled on 50-foot centres)
-------------------- ------------- ------- ------- ---------------------- -------------------------------
"A" South Extension  3,764,000     0.32    0.19    0.75 opt combined      (drilled on 100-foot centres)
-------------------- ------------- ------- ------- ---------------------- -------------------------------
"E" (North of Shaft) 547,000       0.29    0.16    0.66 opt combined      (drilled on 100-foot centres)
-------------------- ------------- ------- ------- ---------------------- -------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has the potential to see mineralized targets at depths not attainable by some older airborne or ground geophysical systems. Survey results are pending. When received, the survey results will be compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 21, 2005, the Company acquired an option from Kirnova Corp. (as to 75%) and Todd Keast (as to 25%) to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Under terms of the agreement Amador is to pay $22,500 ($5,000 paid), issue 150,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% net smelter return royalty is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador recently acquired the property which has the Ajax Mine situated on it (see News Release dated June 23, 2005). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. Results from this survey are pending. The results will be compared to results from the Ajax airborne survey to help identify nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. ("Vault") of Kirkland Lake, Ontario (the "Assignor") to acquire a 100% interest in the Magnum Property.

Under terms of the agreement, the Company is to pay $50,000 (paid) and issue 300,000 common shares (issued at a deemed price of $0.08 per share). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($14,481 paid). A 2% royalty is payable on the property, half of which can be purchased for $1,000,000.

Prospecting in May 2005 on the Magnum Property discovered a new shear zone with sulphide mineralization. Subsequent trenching has uncovered two separate zones. These chlorite, sericite and silica altered zones are about 25 metres apart and are each 8 to 10 metres wide. Sulphide mineralization is widespread within and outside of the shear zones. Samples have been taken with analyses pending.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares. The Magnum Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also announced a new gold discovery.

The agreement was accepted for filing by the Exchange on May 10, 2005.

The Company has completed a regional and property compilation for the Magnum property. Follow-up prospecting identified a mineralized shear zone on the SE claim block. The zone has been followed for 150 metres along strike and is characterized by strong pervasive, rusty carbonate-sericite-sulphide alteration and strong shearing. Narrow quartz-carbonate veins are found randomly within the finely disseminated pyrite and pyrrhotite zone. Limited grab samples from surface and chip samples from trenching failed to identify significant gold mineralization in this area. The potential for gold mineralization along strike or within parallel zones on the SE claim block is being assessed.

Compilation of data for the NW claim block indicates the area is largely underlain by intermediate to felsic pyroclastic rocks with pervasive carbonate alteration. A relatively strong linear airborne magnetic anomaly occurs for about 600 metres. No surface explanation for the anomaly is available. Geochem and/or ground geophysical surveys are being considered to help outline an area for trenching or drill testing the linear feature. Possible targets include volcanogenic massive copper-zinc sulphide zones, and shear hosted or structure controlled gold mineralization similar to Noront's and Murgor's gold discoveries.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart (the "Optionor") to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 ($10,000 paid) and 150,000 common shares (30,000 shares issued at a deemed price of $0.075 per share) over a three year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization. Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected
3.1 metres of 621.3 g/t Ag, 0.74g/t Au/t./3.1 metres. DDH-TS-05-04 intersected 174.9g/t Ag, 0.66g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416g/t Ag, 1.16g Au/g/t over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2/t Ag, 0.42g/t Au over 5.88 metres, including 1.52m of 1062g/t Ag and 0.76g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

Additional exploration including geophysics and diamond drilling is planned for the 2006 field season. This exploration program will also explore other significant untested geochemical and geophysical anomalies on the 67 claim (1072 hectare) property.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick (as to 60%) and George Lucuik (as to 40%) to earn a 100% interest in the Mennin Lake Property, Ontario. The Mennin Lake Property is being acquired for $142,000 ($12,000 paid) and 300,000 common shares (50,000 shares issued at a deemed price of $0.08 per share) payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and magnetometer surveys to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option to purchase a 100% interest in the Fripp Property, Ontario. Under terms of the agreement Amador is to pay $5,000 (paid), issue 100,000 common shares (25,000 shares issued at a deemed price of $0.125 per share) over four years and incur $20,000 in exploration expenditures by December 31, 2005. The exploration deadline was extended until the property can be flown by Geotech's VTEM airborne system in 2006. The property is subject to a 1% net smelter return royalty is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favorable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. Amador plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. The next step will be to fly the property with the VTEM airborne survey to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining
Division). Under the terms of the agreement Amador is to issue 400,000 common shares (200,000 shares issued at a deemed price of $0.09 per share on January 11, 2006) over four years and incur $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek  property  contains a NEW SHEAR  HOSTED GOLD  DISCOVERY in area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

         o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

         o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters. The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

         o A SOIL SAMPLING SURVEY WAS CONDUCTED late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are very positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

         o        INITIAL   2006  WORK  PLAN   includes  a   detailed   airborne
                  magnetometer and electromagnetic survey to be flown in late winter followed by detailed mapping and trenching.

                  The mineralized shear represents an exciting new target for the area discovered in a logging road.

The property has the pOTENTIAL TO HOST ROSSLAND (TAG) HIGH GRADE VEIN TYPE DEPOSITS and for MEDIUM TO HIGH GRADE SHEAR TYPE DEPOSITS.

Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS).

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Under the terms of the agreement Amador is to pay $45,000 over three years, issue 250,000 common shares (75,000 shares issued at a deemed price of $0.095 per share on December 1, 2005) over three years and incur $75,000 in exploration expenditures over three years. There is a 2% net smelter return royalty to the optionor of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested

No exploration work has been done on the property since it was acquired.

CHAPLEAU PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company will pay for staking or leasing costs to earn a fifty (50%) percent working interest in the property. Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Golden Chalice Resources, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

Subsequent to year end, the Company has increased the number of acres that fall under this arrangement to 47,278.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                          2005          2004            2003
                                      -----------    -----------    -----------
Revenues ..........................   $      --      $      --      $      --
Loss  before other items ..........      (440,777)      (539,000)      (365,429)
Loss for the year .................      (339,777)      (527,212)      (524,419)
Net loss per share, basic and
   fully diluted ..................         (0.01)         (0.04)         (0.07)
Total assets ......................     3,733,889      2,516,545           --
Long term financial liabilities ...          --             --             --
Deficit, end of year ..............    (4,271,601)    (3,931,824)          --

Notes:

(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review;
(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

FISCAL YEAR ENDED OCTOBER 31, 2003 VS. FISCAL 2002

The Company had no revenue and realized a loss for the year of $(524,419) for the twelve-month period ended October 31, 2003 compared to $(97,825) in the twelve-months ended October 31, 2002. The 2003 loss includes a write-off of mineral properties of $158,990 (BX Property). The main expenses were for management fees of $44,000 (2002 - $30,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $63,044 (2002 - $30,009) for legal and accounting, $15,866 (2002 - $15,311) for regulatory fees and $6,811 (2002 - $4,966) for transfer agent fees. The large increase in legal and accounting fees was due to preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) financing fees of $102,500 (2002 - $10,000) for private placements to raise money for property option expense and drilling programs on the KPM property; (b) investor relations of $78,260 (2002 - $Nil) as the Company had materials prepared for display and hand out at various investment forums across North America that directors traveled to and (c) interest on debt of $24,748 (2002 - $5,406) which is related to interest on the then outstanding promissory note and convertible debenture.

FISCAL YEAR ENDED OCTOBER 31, 2004 VS. FISCAL 2003

The Company had no revenue and realized a loss for the year of $(527,212) for the twelve-month period ended October 31, 2004 compared to $(524,419 before taxes) in the twelve-months ended October 31, 2003. The main expenses were for management fees of $27,000 (2003 - $44,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,570 (2003 - $63,044) for legal and accounting, $34,808 (2003 -
$15,866) for regulatory fees and $10,116 (2003 - $6,811) for transfer agent fees. The large increase in legal and accounting fees was due to continued preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are:
(a) investor relations of $132,154 (2003 - $78,260) as the Company had materials prepared for display and hand out at various investment forums across North America that directors traveled to and (b) interest on debt of $49,779 (2003 - $24,748) which is related to interest on the then outstanding promissory note and convertible debenture.

FISCAL YEAR ENDED OCTOBER 31, 2005 VS. FISCAL 2004

The Company had no revenue and realized a loss for the year of $(339,777) for the twelve-month period ended October 31, 2005 compared to $(527,212) in the twelve-months ended October 31, 2004. The 2004 loss includes a recovery of mineral property expenditures of $11,788. The main expenses were for management fees of $137,000 (2004 - $27,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $49,033 (2004 - $79,570) for legal and accounting, $28,982 (2004 - $34,808) for regulatory fees and $8,587 (2004 - $10,116) for transfer agent fees. Other categories of interest are: (a) investor relations of $17,370 (2004 - $132,154) as the Company had materials prepared for display and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $Nil (2004 - $49,779) which is related to interest on the promissory note and convertible debenture. During the first quarter of fiscal 2005, interest in the amount of $46,029, and principal on the promissory note were settled for 3,046,374 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share. In addition, during the first quarter of fiscal 2005, the remaining interest of $3,892 and principal on the convertible debenture was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

B.       SUMMARY OF QUARTERLY RESULTS

------------------- -------------- --------------- -------------- --------------
FISCAL 2005         FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
------------------- -------------- --------------- -------------- --------------
Revenues            Nil            Nil             Nil            Nil
------------------- -------------- --------------- -------------- --------------
Net Income (Loss)   $54,334        ($64,788)       ($127,645)     ($201,678)
------------------- -------------- --------------- -------------- --------------
Net Loss Per Share  $0.00          ($0.00)         ($0.01)        ($0.01)
------------------- -------------- --------------- -------------- --------------

------------------- -------------- --------------- -------------- --------------
FISCAL 2004         FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
------------------- -------------- --------------- -------------- --------------
Revenues            Nil            Nil             Nil            Nil
------------------- -------------- --------------- -------------- --------------
Net Loss            ($300,478) (1) ($98,603)       ($85,719)      ($42,412)
------------------- -------------- --------------- -------------- --------------
Net Loss Per Share  ($0.02)        ($0.01)         ($0.01)        ($0.00)
------------------- -------------- --------------- -------------- --------------

------------------- -------------- --------------- -------------- --------------
FISCAL 2003         FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
------------------- -------------- --------------- -------------- --------------
Revenues            Nil            Nil             Nil            Nil
------------------- -------------- --------------- -------------- --------------
Net Loss            ($22,974)      ($54,604)       ($152,825)     ($294,016)
------------------- -------------- --------------- -------------- --------------
Net Loss Per Share  ($0.00)        ($0.01)         ($0.02)        ($0.04)
------------------- -------------- --------------- -------------- --------------

(1)      $160,000 stock based compensation

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,500 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company closed the following private placements:

         o 500,000 units at $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

         o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005.

         o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

         o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

         o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

As referred to below, the Company issued 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582 and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $132,150.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

CRITICAL ACCOUNTING ESTIMATES

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CHANGES IN ACCOUNTING POLICY

There were no changes to the Company's accounting policies,

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The current corporate plan envisions expenditures of approximately $357,500 for property payments for this year. Plans for obtaining the funds include private placements.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at October 31, 2005, there were 39,417,915 common shares issued and outstanding.

As at October 31, 2005, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:

    ----------------------------------------------------------------------
      NUMBER OF OPTIONS          EXERCISE PRICE            EXPIRY DATE
    ----------------------------------------------------------------------
                255,000              $0.10               October 8, 2007
                 85,000              $0.23 (1)          December 18, 2007
                248,000              $0.25 (1)            March 2, 2008
                 50,000              $0.30 (1)            June 16, 2008
                430,000              $0.56 (1)           January 5, 2009
              1,510,000              $0.10                July 28, 2010
    ----------------------------------------------------------------------
              2,578,000
    ----------------------------------------------------------------------

(1) Effective September 16, 2005, the option price for these options was reduced to $0.20, subject to disinterested shareholder approval (where applicable).

                                    WARRANTS:

    -----------------------------------------------------------------------
       NUMBER OF WARRANTS        EXERCISE PRICE           EXPIRY DATE
    -----------------------------------------------------------------------
                1,300,000            $0.30           December 22, 2005 (1)
    -----------------------------------------------------------------------
                3,100,000            $0.35           December 22, 2005 (1)
    -----------------------------------------------------------------------
                  500,000            $0.20           December 30, 2005 (1)
    -----------------------------------------------------------------------
                  100,000            $0.15           December 30, 2005 (1)
    -----------------------------------------------------------------------
                1,500,000            $0.14              December 8, 2006
    -----------------------------------------------------------------------
                4,730,688            $0.13             December 23, 2006
    -----------------------------------------------------------------------
                1,000,000            $0.10             March 23, 2007 (2)
    -----------------------------------------------------------------------
                  750,000            $0.10                June 3, 2007
    -----------------------------------------------------------------------
               12,075,000            $0.10              October 7, 2007
    -----------------------------------------------------------------------
               25,055,688
    -----------------------------------------------------------------------

(1)      Expired.
(2) Of these warrants, a total of 100,000 were exercised subsequent to year end.

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the

Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During the first quarter of fiscal 2005, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2005 International Convention in March 2005 and various gold shows in Canada and the United States. The purpose of these shows is to inform potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2005, the Company recorded management fees of $142,000 (2004 - $27,000) to companies controlled by a director and former director of the Company.

During fiscal 2005, fees for consulting  services in the amount of $47,655 (2004
- $32,164) were paid to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services.

At October 31, 2005 $5,000 (October 31, 2004 - $10,688) was owed to companies controlled by directors or officers of the Company for fees and payments made on the Company's behalf.

SUBSEQUENT EVENTS

On November 18, 2005, the Company granted 1,331,000 options exercisable at $0.10 per share on or before November 17, 2010 and on February 2, 2006, the Company granted 635,000 options exercisable at $0.10 per share on or before February 1, 2010.

On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,300,000 are flow-through units) at a price of $0.10 per unit, for aggregate proceeds of $565,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holders to purchase one additional common share at a price of $0.10 per share on or before January 17, 2008. The common shares are subject to a hold period expiring on May 19, 2006.

The proceeds from the financing will be used for exploration and property payments of the Company's properties and for general working capital.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1
                            (AS AT FEBRUARY 21, 2006)

TRANSFER AGENT                       SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company      SHARES ISSUED:
10th Floor, 625 Howe Street          45,442,915
Vancouver, British Columbia,         OUTSTANDING WARRANTS:
V6C 3B8                               1,500,000 @ $0.14 (Expiry: December 8/06)
Phone:        604-689-9853            4,730,688 @ $0.13 (Expiry: December 23/06)
Fax:          604-689-8144              900,000 @ $0.10 (Expiry: March 23/07)
                                        750,000 @ $0.10 (Expiry: June 3/07)
                                      2,075,000 @ $0.10 (Expiry: October 7/07)
                                      5,650,000 @ $0.10 (Expiry: January 17/08)
                                     ----------
                                     25,605,688
                                     OUTSTANDING OPTIONS:
                                        255,000 @ $0.10 (Expiry: October 8/07)
                                         85,000 @ $0.20 (Expiry: December 18/07)
                                        248,000 @ $0.20 (Expiry: March 2/08)
                                         50,000 @ $0.20 (Expiry: June 16/08)
                                        430,000 @ $0.20 (Expiry: January 5/09)
                                      1,510,000 @ $0.10 (Expiry: July 28/10)
                                      1,331,000 @ $0.10 (Expiry: November 17/10)
                                        635,000 @ $0.10 (Expiry: February 1/11)
                                     ----------
                                     4,544,000
                                     FULLY DILUTED SHARES:
                                     75,592,603

AUDITORS                                   CORPORATE COUNSEL
--------------------------------------------------------------------------------
Morgan & Company                           U.S.A.:    Stephan, Oringher, Richman
Chartered Accountants                                 Theodora & Miller, P.C.
1488-700 W. Georgia St.                    2029 Century Park East, Sixth Floor
Vancouver, British Columbia, V7Y 1A1       Los Angeles, California, 90067-2907
Phone:        604-687-5841                 Phone:     310-557-2009
Fax:          604-687-0075                 Fax:       310-551-0283

FINANCIAL YEAR END
--------------------------------------------------------------------------------
October 31

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Richard W. Hughes (President, CEO & Director)   Phone:  604-685-2222
Alan D. Campbell (CFO & Director)               Fax:    604-685-3764
Lynn W. Evoy (Director)
John Keating (V.P., Exploration & Director)     Website: www.amadorgoldcorp.com
James M. McDonald, P. Geo. (V.P., Exploration   E-mail:  info@amadorgoldcorp.com
   & Director)
Joseph Montgomery, Ph.D., P.Eng.(Director)
Trygve Hoy, Ph.D., P.Eng. (Geological
   Consultant)
Kevin Leonard (Project Geologist)

HEAD OFFICE
--------------------------------------------------------------------------------
711-675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Phone:  604-685-2222
Fax:    604-685-3764

                                                                      DOCUMENT 5


                                AMADOR GOLD CORP.

                             AUDIT COMMITTEE CHARTER

MANDATE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication among management, the Company's independent auditor and the Board, and to assist the Board in its oversight of:

         o the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

         o        the   Company's   compliance   with   legal   and   regulatory
                  requirements related to financial reporting; and

         o the independence and performance of the Company's independent auditor.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements presently fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for the reviewing and recommending the compensation of the independent auditor. The Company is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and may be removed by the Board in its discretion. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. A majority of the members of the Committee must not be officers, control persons or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers, control persons or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

MEETINGS

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer of the Company and the independent auditor in separate sessions.

The independent auditor of the Company will be given reasonable notice of all meetings of the Committee and has the right to appear before the Committee at each meeting. On request of the independent auditor, the Chair of the Committee must convene a meeting to consider any matter that the independent auditor believes should be brought to the attention of the Company's shareholders or directors.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

         (a) Monitor the adequacy of this Charter and recommend any proposed changes to the Board;

         (b) Review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the independent auditor;

         (c) Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process; and

         (d) Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

INDEPENDENT AUDITOR

         (a) Review annually the performance of the independent auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

         (b) Recommend to the Board the selection and, where applicable, the replacement of the independent auditor nominated annually for shareholder approval;

         (c) Review with management and the independent auditor the audit plan for the year-end financial statements and intended template for such statements;

         (d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's independent auditor;

         (e) Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management;

         (f)      Review  with  management  and  the  independent   auditor  all
                  significant related party transactions and potential conflicts of interest;

         (g) Pre-approve all non-audit services to be provided to the Company by the independent auditor. Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee;

         (h) Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor;

         (i) Review and approve the Company's hiring policies regarding partners, employees, and former partners and employees of the present and former independent auditor of the Company; and

         (j)      Establish and review the Company's procedures for the:

                  (i)      receipt,   retention   and  treatment  of  complaints
                           regarding accounting, financial disclosure, internal controls or auditing matters; and

                  (ii)     confidential,   anonymous   submission  by  employees
                           regarding  questionable  accounting,   auditing,  and
                           financial reporting and disclosure matters.


FINANCIAL REPORTING PROCESSES

         (a) In consultation with the independent auditor, review with management the integrity of the Company's financial reporting process, both internal and independent;

         (b) Consider the independent auditor's judgment about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

         (c) Consider, and if appropriate approve, changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor and management;

         (d) Following completion of the annual audit, review separately with management and the independent auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

         (e)      Review  and  resolve  any  significant   disagreement  between
                  management and the independent auditor in connection with the preparation of the financial statements;

         (f) Review with the independent auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

         (g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

         (h)      Review the certification process; and

         (i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, auditing, and financial reporting and disclosure matters.

OTHER

         (a) Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company; and

         (b) Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the BUSINESS CORPORATIONS ACT (British Columbia) and the articles of the Company.

                                                                      DOCUMENT 6


                                      PROXY
                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                AMADOR GOLD CORP.
                                -----------------
                                (NAME OF COMPANY)

TO BE HELD IN THE BOARDROOM AT 711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, MARCH 22, 2006 AT 2:00 P.M.

THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE COMPANY HEREBY APPOINTS, RICHARD W. HUGHES, the President, Chief Executive Officer and a Director of the Company, or failing this person, ALAN D. CAMPBELL, the Chief Financial Officer and a Director of the Company, or in the place of the foregoing, __________________________________________ (PRINT THE NAME), as
proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)


                                                     For    Against     Withhold
                                                     ---    -------     --------

 1.  To re-appoint the auditors (Morgan & Company)            N/A
--------------------------------------------------------------------------------
 2.  To authorize the Directors to fix the                                N/A
     auditors' remuneration
--------------------------------------------------------------------------------
 3.  To elect as Director, ALAN D. CAMPBELL                   N/A
--------------------------------------------------------------------------------
 4.  To elect as Director, LYNN W. EVOY                       N/A
--------------------------------------------------------------------------------
 5.  To elect as Director, RICHARD W. HUGHES                  N/A
--------------------------------------------------------------------------------
 6.  To elect as Director, JOHN KEATING                       N/A
--------------------------------------------------------------------------------
 7.  To elect as Director, JAMES M. MCDONALD                  N/A
--------------------------------------------------------------------------------
 8.  To elect as Director, JOSEPH MONTGOMERY                  N/A
--------------------------------------------------------------------------------
 9.  To pass an ordinary resolution to approve                            N/A
     the Company's 2006 Stock Option Plan
--------------------------------------------------------------------------------
 10. To pass an ordinary resolution to approve                            N/A
     the downward re-pricing of stock options
     to certain insiders of the Company
--------------------------------------------------------------------------------
 11. To grant the proxyholder authority to vote               N/A
     at his/her discretion on any other business
     or amendment or variation to the previous
     resolutions
--------------------------------------------------------------------------------

SHAREHOLDER SIGN HERE:
                       ------------------------------------------------

DATE SIGNED:
             ----------------------------------------------------------
                       THIS FORM MUST BE SIGNED AND DATED.

                     SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, THE REGISTERED SHAREHOLDER, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.


================================================================================
TO BE REPRESENTED AT THE MEETING, VOTING INSTRUCTIONS MUST BE DEPOSITED AT THE OFFICE OF "PACIFIC CORPORATE TRUST COMPANY" NO LATER THAN FORTY EIGHT ("48") HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING, OR ADJOURNMENT THEREOF.

            THE MAILING ADDRESS OF PACIFIC CORPORATE TRUST COMPANY IS
       625 HOWE STREET, 10TH FLOOR, VANCOUVER, BRITISH COLUMBIA, V6C 3B8,
                           AND ITS FAX NUMBER IS (604)
                                    689-8144.

            IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE
                      FACE OF THIS PROXY IN THE ADDRESS BOX
           REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT
              1-888-TEL-VOTE (1-888-835-8683) OR INTERNET VOTING AT
                      http:// www.stocktronics.com/webvote
================================================================================

                                                                      DOCUMENT 7


                        FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

YOU WILL NOT AUTOMATICALLY RECEIVE COPIES OF THE FINANCIAL STATEMENT(S) UNLESS THIS CARD IS COMPLETED AND RETURNED. COPIES OF ALL PREVIOUSLY ISSUED ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A ARE AVAILABLE TO THE PUBLIC ON THE SEDAR WEBSITE AT WWW.SEDAR.COM.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. IN ORDER TO PROVIDE YOUR CONSENT, PLEASE COMPLETE THE CONSENT TO ELECTRONIC DELIVERY FORM AVAILABLE AT www.pctc.com/pctcportal/ public/shareholder.aspx. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the CURRENT FINANCIAL YEAR.

--------------------------------------------------------------------------------

                                AMADOR GOLD CORP.

--------------------------------------------------------------------------------

PLEASE SELECT ONE OR BOTH OF THE FOLLOWING OPTIONS:

                                _______  ANNUAL FINANCIAL STATEMENTS & MD & A
                                _______  QUARTERLY FINANCIAL STATEMENTS & MD & A

NAME:
--------------------------------------------------------------------------------

ADDRESS:
--------------------------------------------------------------------------------
             STREET NAME & NUMBER                      APT. OR SUITE

--------------------------------------------------------------------------------
       CITY           PROV OR STATE          COUNTRY          POSTAL OR ZIP CODE

EMAIL ADDRESS:
------------------------------------------

PREFERRED METHOD OF COMMUNICATION: Email:     or Mail:
----------------------------------       ----         ----

SIGNATURE:                                        DATE:
----------------------------------------------    ------------------------------

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER,  BC
V6C 3B8

OR BY FAX TO:  604-689-8144

OR COMPLETE THE FORM ONLINE AT:  www.pctc.com/pctcportal/public/shareholder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

                                                                      DOCUMENT 8


                     REQUEST FOR VOTING INSTRUCTIONS ("VIF")
                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                AMADOR GOLD CORP.
                                -----------------
                                (NAME OF COMPANY)

TO BE HELD AT 711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6B 1N2 ON WEDNESDAY, MARCH 22, 2006 AT 2:00 PM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

WE ARE PROHIBITED FROM VOTING THESE SECURITIES ON ANY OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC VOTING INSTRUCTIONS. In order for these securities to be voted at the meeting, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

SHOULD YOU WISH TO ATTEND AND VOTE AT THE MEETING OR HAVE SOMEONE ELSE ATTEND AND VOTE AT THE MEETING ON YOUR BEHALF, PLEASE COMPLETE THE REVERSE SIDE OF THIS FORM.

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
                                                     For    Against     Withhold
                                                     ---    -------     --------

 1.  To re-appoint the auditors (Morgan & Company)            N/A
--------------------------------------------------------------------------------
 2.  To authorize the Directors to fix the                                N/A
     auditors' remuneration
--------------------------------------------------------------------------------
 3.  To elect as Director, ALAN D. CAMPBELL                   N/A
--------------------------------------------------------------------------------
 4.  To elect as Director, LYNN W. EVOY                       N/A
--------------------------------------------------------------------------------
 5.  To elect as Director, RICHARD W. HUGHES                  N/A
--------------------------------------------------------------------------------
 6.  To elect as Director, JOHN KEATING                       N/A
--------------------------------------------------------------------------------
 7.  To elect as Director, JAMES M. MCDONALD                  N/A
--------------------------------------------------------------------------------
 8.  To elect as Director, JOSEPH MONTGOMERY                  N/A
--------------------------------------------------------------------------------
 9.  To pass an ordinary resolution to approve                            N/A
     the Company's 2006 Stock Option Plan
--------------------------------------------------------------------------------
 10. To pass an ordinary resolution to approve                            N/A
     the downward re-pricing of stock options
     to certain insiders of the Company
--------------------------------------------------------------------------------
 11. To grant the proxyholder authority to vote               N/A
     at his/her discretion on any other business
     or amendment or variation to the previous
     resolutions
--------------------------------------------------------------------------------


If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:
                           ----------------------------------------

DATE SIGNED:
             -------------------------------------------------


                    THIS FORM MUST BE SIGNED AND DATED ABOVE.

       ****PLEASE COMPLETE THE FOLLOWING ONLY IF YOU OR SOMEONE OTHER THAN
           A MANAGEMENT REPRESENTATIVE WILL BE ATTENDING THE MEETING
                          TO VOTE ON YOUR BEHALF.****


--------------------------------------------------------------------------------

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact ________________________________ at PCTC at 604-689-9853.
   (ENTER NAME OF CSR HERE)


PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

      ---------------------------------------------


SECURITYHOLDER SIGN HERE:
                          ----------------------------------


DATE SIGNED:
             -------------------------------


PLEASE SIGN AND DATE.

--------------------------------------------------------------------------------



================================================================================
TO BE REPRESENTED AT THE MEETING, VOTING INSTRUCTIONS MUST BE DEPOSITED AT THE OFFICE OF "PACIFIC CORPORATE TRUST COMPANY" NO LATER THAN FORTY-EIGHT ("48") HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING, OR ADJOURNMENT THEREOF.

            THE MAILING ADDRESS OF PACIFIC CORPORATE TRUST COMPANY IS
       625 HOWE STREET, 10TH FLOOR, VANCOUVER, BRITISH COLUMBIA, V6C 3B8,
                     AND ITS FAX NUMBER IS (604) 689-8144.

     IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE
 OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING
            AT 1-888-TEL-VOTE (1-888-835-8683) OR INTERNET VOTING AT
                      http://www.stocktronics.com/webvote
================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    February 24, 2006        BY:  /S/ BEVERLY J. BULLOCK
                                  --------------------------------------------
                                       Beverly J. Bullock, Corporate Secretary